

07006712

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 07 2007
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~01-56800~~ 47779

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westbourne Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Colonial Place 2101 Wilson Boulevard
(No. and Street)

Arlington	Virginia	22201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland, L.L.P.
(Name – *if individual, state last, first, middle name*)

1934 Old Gallows Road	Vienna	Virginia	22182
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wilfred Goodwyn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westbourne Investments, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SANDRA L SAUCEDO
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES NOV. 30 2010

Signature

CEO & CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Westbourne Investments, Inc.

We have audited the accompanying statements of financial condition of Westbourne Investments, Inc. as of December 31, 2006 and 2005, and the related statements of earnings, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westbourne Investments, Inc. as of December 31, 2006 and 2005, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Vienna, Virginia
February 08, 2006

WESTBOURNE INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash and cash equivalents	$122,840	$100,145
Advance to Sec. 125 Plan	655	0
Prepaid rent	0	3,764
Prepaid NASD fees	0	2,135
Prepaid insurance	8,083	6,975
Furniture,equipment and software at cost,less accumulated depreciation and amortization	9,570	14,149
Deposits	3,764	3,764
Deferred tax asset	1,350	1,300
Total assets	$146,263	$132,233
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable,accrued payroll, and other accrued liabilities	$15,841	$19,938
Accrued income taxes payable	3,200	8,373
Total liabilities	$19,041	$28,311
Stockholders' equity		
Common stock - authorized 1,000 shares of $.01 par value;issued and outstanding 79 shares	1	1
Additional paid in capital	42,499	42,499
Retained earnings prior	61,422	26,298
Retained earnings current	23,300	35,124
Total stockholders' equity	127,222	103,922
Total liabilities and stockholders' equity	$146,263	$132,233

The accompanying notes are an integral part of the financial statements.

WESTBOURNE INVESTMENTS, INC.
STATEMENT OF EARNINGS
For the Years Ended
December 31, 2006 and 2005

	2006	2005
REVENUES		
Management fees	$526,750	$560,297
Commissions	13,027	10,042
Realized gain/(loss) on trading investments	0	9,670
Interest and dividends	3,643	2,128
Total revenues	543,420	582,137
EXPENSES		
Employee compensation and benefits	386,821	413,780
Occupancy and related costs	45,038	40,689
Depreciation and amortization	7,129	5,676
General and administrative	70,322	73,480
Interest	33	38
Total expenses	509,343	533,663
Earnings before income taxes	34,077	48,474
Deferred tax benefit	50	800
Income tax expense	(10,827)	(14,150)
Net earnings	$23,300	$35,124

The accompanying notes are an integral part of the financial statements

WESTBOURNE INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended
December 31, 2006 and 2005

	2006	2005
Issued common shares	$1	$1
Additional contributed capital	42,499	42,499
Accumulated earnings		
Balance at beginning of year	61,422	46,048
Net income (loss) current period	23,300	35,124
Dividends paid	0	(19,750)
Balance at end of period	84,722	61,422
Total stockholders' equity	$127,222	$103,922

The accompanying notes are an integral part of the financial statements

WESTBOURNE INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Years Ended
December 31, 2006 and 2005

	2006	2005
Increase(decrease) in cash and cash equivalents		
Cash flow from operating activities:		
Net earnings	$23,300	$35,124
Adjustments to reconcile net earnings to cash provided by operating activities		
Depreciation and amortization	7,129	5,676
Realized (gain)/loss on investments	0	(9,670)
Deferred taxes	(50)	(800)
Change in assets and liabilities		
Advance to Sec 125 Plan	(655)	0
Prepaid rent	3,764	(3,764)
Prepaid insurance	(1,108)	1,294
Prepaid parking	0	210
Prepaid NASD fees	2,135	75
Deposits	0	700
Accounts payable - trade	(3,192)	3,223
Accrued expenses	(376)	376
Accrued payroll and taxes	(529)	(279)
Accrued income taxes	(5,173)	8,373
Rent deposit payable	0	(1,473)
Net cash provided by operating activities	25,245	39,065
Cash flow from investing activities:		
Additions to equipment and software	(2,550)	(12,975)
Proceeds from sale of marketable securities	0	12,970
Net cash used in investing activities	(2,550)	(5)
Cash flow from financing activities:		
Dividends paid	0	(19,750)
Net cash used in financing activities	0	(19,750)
Net increase (decrease) in cash and cash equivalents	$22,695	$19,310
Cash at beginning of year	100,145	80,835
Cash at end of year	$122,840	$100,145

The accompanying notes are an integral part of the financial statements

WESTBOURNE INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

1. Business

Westbourne Investments, Inc. (the "Company") is engaged primarily in investment management services and sales of variable annuity contracts. The majority of the accounts serviced are the individual portfolios and portfolios of retirement programs such as 401(k) plans. The Company is a registered broker-dealer and investment advisor. The company does not handle customers' funds or securities.

The Company is a majority owned subsidiary of Westbourne Associates, Inc.

2. Basis of Accounting and Significant Policies

Accounts are reported on the accrual basis of accounting in accordance with generally accepted accounting principles applied in the United States of America. Estimates are used in the preparation of financial statements. Actual results could differ from those estimates. Trading securities are recorded at market; unrealized gains or losses are included in the determination of net earnings. Realized gains or losses are reported in earnings based on the purchase price of the specific security sold. Management fees are received quarterly but are recognized as earned on a pro-rata basis. Commissions from sales of annuity contracts are recorded as income when the Company is informed by the various issuers that the commissions are earned. Depreciation and amortization are provided in amounts sufficient to recover cost over estimated service lives of 2 to 7 years using the straight-line method. Certain charges to earnings and items of income differ as to timing from those reported for tax purposes. The tax effects of these differences are recorded as deferred income taxes. Current deferred income taxes result primarily from reporting taxable income on the cash basis of accounting giving rise to temporary differences between the financial statements and the tax return. The parent company filed consolidated income tax returns in 2002, 2003, 2004 and 2005 and the parent company intends to consolidate with the Company in its return for 2006. Net earnings equaled comprehensive income.

WESTBOURNE INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS – CONTINUED
December 31, 2006 and 2005

3. Furniture, Equipment and Software

Furniture, equipment and software arc recorded at cost and consist of the following:

	2005	2004
Computer and equipment	$20,832	$20,832
Furniture	10,848	10,848
Software	10,700	8,150
	42,380	39,830
Less accumulated depreciation and amortization	32,810	25,681
	$ 9,570	$14,149

4. Retirement Plan

The Company sponsors a Simplified Employee Pension Plan (SEP) for the benefit of all employees. The Company makes discretionary contributions to the Plan. The Company has not made nor indicated a contribution for the years ended December 31, 2006 and 2005.

5. Commitments and Contingent Liabilities

The Company leases office space under an operating lease expiring in 2012 with two co-tenants. The Company remitted a cash security deposit in the amount of $3,764 for the office space lease. The current minimum base rent for the lease is $11,604 per month and the Company's share of the base rent is $3,868 per month. Rent expense for the years ended December 31, 2006 and 2005 totaled $45,038 and $47,742 respectively. The minimum rental commitments under the operating lease are as follows:

	Office Rental	Company's Share
2007	139,247	46,416
2008	143,076	47,692
2009	147,011	49,004
2010	151,053	50,351
Thereafter	314,683	104,894
Total	$ 895,070	$ 298,357

WESTBOURNE INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS – CONTINUED
December 31, 2006 and 2005

6. Income Taxes

The income tax provision is as follows:

	2006	2005
Income taxes, including deferred	(10,777)	(13,350)
Total	$(10,777)	$(13,350)

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). The Company maintains net capital in excess of its required minimum and makes necessary changes as needed to correct any deficiencies to minimum net capital requirements.

The Company qualifies for exemption from SEC Rule 15c3-3 because it limits activity to the investment advisory business and sales and servicing of variable annuities contracts within the restrictions of NASD Reg. Sec. 240.15c3-1. The Company operates pursuant to SEC Rule 17 with respect to the preservation of records.

The Company adopted a resolution to retain FOCUS capital of not less than $60,000 by unanimous consent of Directors on November 18, 2005.

8. Liabilities Subordinated to Claims of General Creditors

The Company has no liabilities subordinated to claims of general creditors at December 31, 2006 and 2005.

WESTBOURNE INVESTMENTS INC.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AS OF 12/31/2006

COMPUTATION OF NET CAPITAL

1 Total ownership equity from Statement of Financial Condition		127,222
2 Deduct ownership equity not allowed for Net Capital		
3 Total ownership equity qualified for Net Capital		127,222
4 Add		
A - Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
B - Other (deductions) ore allowable credits		
5 Total capital and allowable subordinated liabilities		127,222
6 Deductions and/or changes:		
A - Total nonallowable assets from Statement of Financial Condition	(23,422)	
B - Secured demand note deficiency		
C - Commodity futures contracts and spot commodities proprietary capital charges		
D - Other deductions and/or charges		(23,422)
7 Other additions and/or allowable credits (List)		
8 Net capital before haircuts on security positions		103,800
9 Haircuts on securities (computed where applicable pursuant to 15c3-1(f):		
A - Contractual securities commitments		
B - Subordinated securities borrowings		
C - Trading and investment securities:		
1 Exempted securities		
2 Debt securities		
3 Options		
4 Other securities - 2% of brokerage including money market	(1,514)	
D - Undue Concentration		
E - Other (List)		(1,514)
10 Net Capital		102,286

Equipment, Software (net)	9,570
Prepaid expenses	8,738
Rent deposit	3,764
Deferred income taxes	1,350
Total	23,422
Schwab 3809	75,711
Total	75,711
2% of total brokerage	1,514

The above amounts are in agreement with the financial statements.


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Westbourne Investments, Inc.

In planning and performing our audit of the financial statements of Westbourne Investments, Inc., (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and proceedings were adequate at December 31, 2006, to meet the SEC's objectives..

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Vienna, Virginia
February 08, 2007

END